SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)

                                  E-Z-EM, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   269305 40 5
                                 (CUSIP Number)

                              Scott M. Tayne, Esq.
                       Davies Ward Phillips & Vineberg LLP
                 625 Madison Ave, 12th Floor, New York, NY 10022
                                 (212) 308-8866
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                 April 27, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Howard S. Stern
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,027,974
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,027,974
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Introduction

      This Amendment No. 1 to Schedule 13D amends the Schedule 13D (the "Schedule") filed jointly on September 29, 2003 by Howard S. Stern ("HSS") and certain members of his family (each a "reporting person" and together the "reporting persons") relating to their acquisition of beneficial ownership of shares of common stock, par value $.10 per share (the "Common Stock"), of E-Z-EM, Inc. ("E-Z-EM") pursuant to a reclassification by E-Z-EM of its Class A (voting) common stock and Class B (nonvoting) common stock into the Common Stock (the "Reclassification") in October 2002. The reporting persons jointly filed the Schedule because each reporting person had, with certain other E-Z-EM stockholders and E-Z-EM, entered into a stockholders' agreement, dated as of July 15, 2002, (the "Stockholders' Agreement"), that pertained, among other things, to the voting and disposition of the parties' shares of E-Z-EM's capital stock, including an agreement to vote in favor of the Reclassification.

      Upon completion of the Reclassification in October 2002, all of the obligations between and among the parties to the Stockholders' Agreement either were fully performed or had expired, except for certain agreements, in effect until July 15, 2004, not to submit, or vote in favor of, any stockholder proposals similar in nature to those submitted to E-Z-EM (and subsequently withdrawn) by certain of the parties for inclusion in the E-Z-EM proxy statement for the 2002 annual meeting of E-Z-EM stockholders.

Item 4. Purpose of Transaction

      Item 4 of the Schedule is hereby amended by adding the following at the end thereof:

      On April 27, 2005, HSS entered into a stock trading plan for E-Z-EM Common Stock with Fidelity Brokerage Services, LLC ("Fidelity"). The trading plan is intended to comply with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934. The trading plan, which terminates on December 31, 2005, provides for sales of a specified number of shares of E-Z-EM Common Stock each week during the term of the plan, commencing in the first week of May, 2005. HSS has adopted the trading plan for diversification and liquidity purposes. HSS may modify the trading plan from time to time or terminate the plan in accordance with its terms.

      To comply with the private letter ruling (the "PLR") obtained by E-Z-EM from the Internal Revenue Service in connection with E-Z-EM's spin-off of AngioDynamics, Inc. ("AngioDynamics") to the E-Z-EM stockholders in October, 2004, all sales of E-Z-EM Common Stock by HSS must be made concurrently with sales of a proportional number of shares of common stock of AngioDynamics. In connection therewith, HSS has previously entered into a Rule 10b5-1(c) trading plan for sales of AngioDynamics common stock.

      In addition, HSS expects to evaluate on an ongoing basis E-Z-EM's financial condition, business operations and prospects, the market price of the E-Z-EM Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, HSS reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, HSS may acquire additional shares of E-Z-EM Common Stock, dispose of additional shares of E-Z-EM Common Stock and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. However, HSS intends to limit his sales of E-Z-EM Common Stock in each year in the two-year period that commenced on October 30, 2004, to no more than 1% of the outstanding shares of E-Z-EM Common Stock, as contemplated in the PLR. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933 and the rules and regulations promulgated thereunder.

      As of the date of this Amendment No. 1, HSS has no other plan or proposal that relates to or would result in any of the actions set forth in parts
      (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      The first paragraph of Item 5(a) of the Schedule is amended by adding the following at the end thereof:

      As of the date hereof, HSS beneficially owns 2,027,974 shares of E-Z-EM Common Stock. Such shares represent 18.8% of the outstanding shares of E-Z-EM Common Stock. These shares include 29,475 shares subject to stock options that are currently exercisable, or that will become exercisable within 60 days, at exercise prices of $5.8222 per share (1,825 shares), $5.434 per share (1,825 shares), $12.66 per share (24,000 shares), and $12.0971 per share (1,825 shares). The options held by HSS for an aggregate of 5,475 shares were initially exercisable for an aggregate of 6,000 shares at higher exercise prices. In connection with the spin-off by E-Z-EM of AngioDynamics on October 30, 2004, the number of shares subject to the options was reduced to their current number, and the exercise prices of the options were reduced by approximately 35%, to maintain, together with options for AngioDynamics common stock granted to HSS, the economic value of his E-Z-EM options before the spin-off.

      The first paragraph of Item 5(b) of the Schedule is amended by adding the following at the end thereof:

      HSS has the sole voting and dispositive rights with respect to the shares of E-Z-EM Common Stock that he owns.

      Item 5(c) of the Schedule is amended by adding the following at the end thereof:

      During the sixty days preceding the date hereof, there have been no transactions in the E-Z-EM Common Stock effected by HSS.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Item 6 of the Schedule is amended by adding the following paragraph at the end thereof:

      In connection with the spin-off by E-Z-EM of AngioDynamics on October 30, 2004, the number of shares subject to, and the exercise prices of, all outstanding options to acquire E-Z-EM common stock were adjusted to maintain, together with options to purchase AngioDynamics common stock granted to the option holders, the economic value of the E-Z-EM options prior to the spin-off. As a result, outstanding options for 6,000 shares of E-Z-EM Common Stock held by HSS were reduced to 5,475 shares, and the exercise prices reduced, as described in amended Item 5(a), as set forth above, and incorporated by reference into this Item 6.

      As of July 15, 2004, all of the obligations of the parties to the Stockholders' Agreement, including HSS, had either been fully performed or had terminated. There currently are no other contracts, arrangements, understandings, or relationships with respect to the securities of E-Z-EM between HSS and any other person, and HSS disclaims membership in any "group" within the meaning of Section 13(d)(1) of the Exchange Act, and Rule 13d-5(b) thereunder, with respect to the securities of E-Z-EM.

      The Rule 10b5-1 trading plan adopted by HSS on April 27, 2005, which terminates on December 31, 2005, provides that HSS will sell a specified number of shares of E-Z-EM Common Stock each week during the term of the plan, commencing in the first week of May, 2005.

Item 7. Material to be Filed as Exhibits.

      10.1 E-Z-EM, Inc. 1984 Directors and Consultants Stock Option Plan (incorporated by reference to Exhibit 10(b) to E-Z-EM, Inc.'s
            Quarterly Report on Form 10-Q for the quarterly period ended December 2, 1995, filed under Commission file number 0-13003.)

      10.2 Form of Stock Option Agreement for the E-Z-EM, Inc. 1984 Directors and Consultants Stock Option Plan.

      10.3 E-Z-EM, Inc. 2004 Stock and Incentive Award Plan (incorporated by reference to Exhibit 99.2 to the Definitive Additional Proxy Materials filed by E-Z-EM, Inc. with the Securities and Exchange Commission on October 25, 2004).

      10.4 Form of Stock Option Agreement for the E-Z-EM, Inc. 2004 Stock and Incentive Award Plan (incorporated by reference to Exhibit 10.3 to E-Z-EM, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended February 26, 2005.)

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Date: April 28, 2005.


                                                /s/ Howard S. Stern
                                                --------------------------------
                                                Howard S. Stern